UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number 001-42576

Ruanyun Edai Technology Inc.

(Translation of registrant’s name into English)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus Nanchang, Jiangxi, China 330096 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

On or about April 7, 2026, Ruanyun Edai Technology Inc. (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell (the “Offering”) a total of (i) 1,730,000 Ordinary Shares of par value $0.0002 per share (the “Ordinary Shares”) at the price of $1.00 per Ordinary Share and (ii) pre-funded warrants to purchase Ordinary Shares up to 5% of the Offering at an exercise price of $0.0002 per share (the “Pre-Funded Warrants”) for gross proceeds of $1,730,000. The Pre-Funded Warrants are immediately exercisable. The Pre-Funded Warrants may be exercised on a cashless basis. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on April 7, 2026.

Pursuant to the Securities Purchase Agreements, the Company shall use commercially reasonable efforts to file a registration statement on an appropriate form under the Securities Act covering the Ordinary Shares within 120 days following the closing date of the Offering and the registration statement to be declared effective 180 days following the closing date of the Offering.

AC Sunshine Securities LLC acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated March 19, 2026, by and between the Company and the Placement Agent. The Company agreed to pay the Placement Agent (i) a cash fee equal to 3.0% of the gross proceeds raised in the Offering and (ii) warrants to purchase Ordinary Shares up to 4.0% of the aggregate gross proceeds raised in the Offering (the “Placement Agent Warrants”). The Placement Agent Warrants have an exercise price equal to $0.0002 per share, and will be exercisable for five (5) years from the issuance date. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of this offering primarily to accelerate its international growth initiatives, including:

•	expansion of its recently established Saudi Arabia Regional Headquarters and broader Middle East and North Africa operations;

•	deployment and commercialization of AI-powered education platforms, including intelligent tutoring, automated assessment and Smart Exam solutions;

•	advancement of strategic partnerships, investments and selective M&A opportunities aligned with global expansion; and

•	continued execution of its planned transition toward the new identity Formind Group.

The foregoing description of the Placement Agency Agreement, Securities Purchase Agreements, Pre-Funded Warrants and Placement Agent Warrants qualified in their entirety by reference to the full text of the Placement Agency Agreement, the form of Securities Purchase Agreement, the form of Pre-Funded Warrant and the form of Placement Agent Warrant, which are attached hereto as Exhibit 10.1, 10.2, 10.3 and 10.4, respectively, and which are incorporated herein in their entirety by reference.

Press Releases.

On April 2, 2026 and April 14, 2026, the Company issued press releases, copies of which are attached hereto as Exhibit 99.1 and 99.2, respectively, and are incorporated herein by reference.

In connection with the Offering, on April 8, 2026, the Company issued a press release announcing the closing of the Offering, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
10.3	Form of Pre-Funded Warrant
10.4	Form of Placement Agent Warrant
99.1	Press Release, dated April 2, 2026
99.2	Press Release, dated April 14, 2026
99.3	Press Release, dated April 8, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2026	Ruanyun Edai Technology Inc.

	By:	/s/ Yan Fu
	Name:	Yan Fu
	Title:	Director and Chief Executive Officer